EXHIBIT 99.1

Forward Pharma Board of Directors Approves Capital Reduction and Returns EUR 917.7 Million to Shareholders

COPENHAGEN, Denmark, Sept. 01, 2017 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ:FWP) (“the Company” or “Forward”) today announced the final approval by the Company’s board of directors of the plans to return a total of EUR 917.7 million to its shareholders through a capital reduction (the “Capital Reduction”).

On September 1, 2017, following this approval, the Company effected the Capital Reduction with a distribution of proceeds to holders of ordinary shares. The record date for holders of American Depositary Shares (“ADS”) to receive a ratable portion of the Capital Reduction will be September 7, 2017 and the payment date is expected to be September 11, 2017. All proceeds payable on the ADSs will be paid in U.S. Dollars (based on the prevailing exchange rate on or around September 1, 2017) and will be paid through Bank of New York Mellon. The ADSs are expected to begin trading “ex-dividend” on September 12, 2017, at which time the American Depositary Receipt ratio will change to 1 ADS to 2 ordinary shares (giving effect to the Capital Reduction).

About Forward Pharma:
Forward Pharma A/S is a Danish biopharmaceutical company that commenced development in 2005 of FP187, a proprietary formulation of DMF for the treatment of inflammatory and neurological indications. The Company owns a significant intellectual property (IP) portfolio related to DMF formulations. The Company granted to Biogen an irrevocable license to all of its IP through the recent Settlement and License Agreement and received from Biogen a non-refundable cash fee of $1.25 billion in February 2017. The Company has the opportunity to receive royalties from Biogen on sales of Tecfidera® or other DMF products for MS, dependent on, among other things, successfully appealing the U.S. interference and a favorable outcome in Europe with respect to the EP2801355 opposition proceeding.

The principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our ADSs are publicly traded on NASDAQ Stock Market (FWP). For more information about the Company, please visit our web site at http://www.forward-pharma.com.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Dr. Claus Bo Svendsen, Chief Executive Officer
Investor Relations
investors@forward-pharma.com

The Trout Group
John Graziano
jgraziano@troutgroup.com
+1 (646) 378 2942

Forward Looking Statements:
Certain statements in this press release may constitute “forward-looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe”, “expect”, “anticipate”, “estimate”, “would”, “may”, “plan” and “potential”. Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the timing and tax consequences of the Capital Reduction; the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in the interference proceeding after all appeals and obtain issuance of the ’871 application; our ability to prevail in or obtain a favorable decision in the ‘355 European opposition proceedings, after all appeals; the expected timing for key activities and an ultimate ruling in such legal proceedings; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; and our ability to generate revenue from product sales in the U.S. directly or through an assignee of our U.S. co-exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U.S. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2016. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.